                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)(1)

              Zixit Corporation. (f/k/a CustomTracks Corporation)
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    232046102
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                                  (CUSIP Number)

                   Marc H. Folladori, Haynes and Boone, L.L.P.
             1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                 (713) 547-2000
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                    (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and Communications)

                                  June 1, 2000
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
------------------------
CUSIP No. 232046102
------------------------

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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Antonio R. Sanchez, Jr.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) / /
    (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)     / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                                        7  SOLE VOTING POWER
                                           2,077,563
          NUMBER OF                    -----------------------------------------
           SHARES                       8  SHARED VOTING POWER
         BENEFICIALLY                      13,593
          OWNED BY                     -----------------------------------------
            EACH                        9  SOLE DISPOSITIVE POWER
          REPORTING                        2,077,563
           PERSON                      -----------------------------------------
            WITH                       10  SHARED DISPOSITIVE POWER
                                           13,593
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,091,156
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)     / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.61%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
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                               Page 2 of 5 Pages
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                        AMENDMENT NO. 3 TO SCHEDULE 13D

    The Schedule 13D dated May 21, 1998 (the "Schedule 13D") of Antonio R. Sanchez, Jr., relating to the common stock, par value $0.01 per share (the "Common Stock"), of Zixit Corporation, formerly know as CustomTracks Corporation and Amtech Corporation, a Texas corporation (the "Company"), as amended by that certain Amendment Number 1 to Schedule 13D dated February 5, 1999, as further amended by that certain Amendment Number 2 to Schedule 13D dated April 7, 1999, is hereby amended as set forth below in order to report an increase in the number of shares of Common Stock beneficially owned by Mr. Sanchez. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning as set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety by the following paragraph:

    "This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 2711 North Haskell Avenue, Suite 2850, LB 36, Dallas, Texas 75204-2911."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by deleting the first paragraph thereof and substituting in lieu thereof the following two paragraphs:

    "Of the 2,091,156 shares deemed to be beneficially owned by Mr. Sanchez as set forth in Section 5(a) below, 10,000 shares were purchased by Mr. Sanchez on December 22, 2000 and 10,000 shares were purchased by Mr. Sanchez on December 28, 2000, using funds borrowed from a margin brokerage account maintained by Mr. Sanchez for an aggregate purchase price of $152,032.00. In addition, certain family trusts of which Mr. Sanchez is co-trustee acquired 4,218 shares of Common Stock pursuant to a distribution under a will on January 2, 2001.

    On June 1, 2000, Mr. Sanchez was appointed managing general partner of a family limited partnership (the "Partnership") which holds 262,100 shares of Common Stock. Mr. Sanchez has been a general partner of the Partnership since April 24, 1996. On November 7, 2000, Mr. Sanchez was delegated sole voting and investment power of (i) a family trust which holds 187 shares of Common Stock for which, since May 18, 2000, he had served as co-trustee and
(ii) a family trust which holds 4,218 shares of Common Stock for which, since May 18, 2000, he had served as co-trustee. On September 1, 2000, the trust referred to in clause (i) above transferred 176,975 shares of Common Stock to the Partnership in exchange for additional interests in the Partnership. On January 3, 2000, Mr. Sanchez was granted options to purchase shares of Common Stock, 10,225 of which are exercisable within 60 days of January 29, 2001."

                               Page 3 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety by the following paragraphs:

    "(a) Mr. Sanchez may be deemed to be the beneficial owner of 2,091,156 shares of the Company's Common Stock, which represents 12.61% of the outstanding shares of Common Stock of the Company (based on 16,587,113 shares of Common Stock outstanding as of October 31, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30,
2000).

    Of the 2,091,156 shares reported in this Item 5(a), (i) 1,633,025 shares are owned by Mr. Sanchez directly, (ii) 9,375 shares are held by family members of Mr. Sanchez, (iii) 91,123 shares are held by trusts of which Mr. Sanchez serves as trustee or co-trustee, and (iv) 262,100 shares are held by the Partnership. The number of shares reported in this Item 5(a) also includes 95,533 shares of Common Stock that Mr. Sanchez has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of January 29, 2001.

    A family trust of which Mr. Sanchez is beneficiary holds 39,376 shares of Common Stock. Mr. Sanchez has no voting or dispositive power over such shares and disclaims beneficial ownership of such shares.

    Mr. Sanchez has been a director of the Company since 1993 and is currently a member of the Executive and Nominating Committees of the Board of Directors of the Company.

    (b) Mr. Sanchez has (i) the sole power to vote or direct the vote of 2,077,563 shares of Common Stock, (ii) shared power to vote or direct the vote of 13,593 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of 2,077,563 shares of Common Stock, and (iv) shared power to dispose or direct the disposition of 13,593 shares of Common Stock.

    With respect to 9,375 of the shares of Common Stock cited in clauses (ii) and (iv) of the preceding paragraph, voting and disposition power is shared by Mr. Sanchez with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Items 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.

    With respect to 4,218 of the shares of Common Stock cited in clauses (ii) and (iv) of the preceding paragraph, voting and disposition power is shared by Mr. Sanchez with Richard Stewart. Mr.Stewart's business address is 1100
N. W. Loop 410, San Antonio, Texas 78213. Mr. Stewart is the president of Sanchez Investment Properties. During the last five years, Mr. Stewart has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Stewart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stewart is a U.S. citizen.

                               Page 4 of 5 Pages
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    (c)  The following transactions were effected during the past sixty days by Mr. Sanchez or by entities over which he exercises voting or investment power with respect to the Common Stock:

           Date           Number of Shares Purchased    Price Per Share
           ----           --------------------------    ---------------
    January 2, 2001(1)              2,109                      --
    January 2, 2001(2)              2,109                      --
    December 22, 2000              10,000                     $6.92
    December 28, 2000              10,000                     $8.28

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(1) Represents shares distributed to a family trust, for which Mr. Sanchez acts as co-trustee, pursuant to a will.

(2) Represents shares distributed to a family trust, for which Mr. Sanchez acts as co-trustee, pursuant to a will.

    (d) Persons other than the reporting person have the right to receive dividends from, and the proceeds from the sale of, 362,598 of the 2,091,156 shares, as reported in Item 5(a).

    (e)  Not applicable."

                               Page 5 of 5 Pages
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: January 30, 2001                 /s/ Antonio R. Sanchez, Jr.
                                       -------------------------------------
                                       ANTONIO R. SANCHEZ, JR.